Mail Stop 4561

November 10, 2005

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

   Re: ACE*COMM Corporation
      Registration Statement on Form S-3
      Filed October 14, 2005
      File No. 333-129029

      Form 10-K for the fiscal year ended June 30, 2005
      File No. 0-21059

Dear Mr. Delmar:

   We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to your Form 10-K within ten business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please resolve all comments relating to your Form 10-K for the fiscal year ended June 30, 2005, prior to requesting effectiveness of the registration statement.

2.   Please tell us why you calculated your registration fee, in part, pursuant to Rule
        457(f)(1).

Cover Page

3.   State the page number of the 2005 annual report on Form 10-K where the risk factors
        section you are incorporating begins. See paragraph (b)(5) of Item 501 of Regulation
        S-K.

Selling Stockholder, page 4

4.   Please expand the filing to describe the material transactions and relationships
        between ACE*COMM and the selling stockholder during the past three years.
        Describe material, ongoing transactions and relationships as well as completed ones.
        See Item 507 of Regulation S-K. The transaction whereby the shares to be resold
        were issued should be described in materially complete terms. Revise to provide the
        material terms of the Software License and Support Agreement. Please file this
        agreement, and any other material agreements with the selling stockholder, as exhibits
        to the registration statement.

5.   Please identify the natural person(s) who exercise voting and/or dispositive powers
        over the shares being offered by Service Level Software. See Interpretation I.60 of
        the July 1997 manual of publicly available CF telephone interpretations, as well as
        interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the
        CF telephone interpretation manual.

6.   Please tell us whether Service Level Software is an affiliate of a registered broker-
        dealer.

Part II

Undertakings, page II-3

7.   It is unclear why you have including the undertakings (c) and (d) in this registration
        statement, since you are not using the Form S-4 to register this offering. Please
        advise.

Form 10-K/A for the fiscal year ended June 30, 2005

Item 9A. Disclosure of Controls and Procedures, page 34

8.   We note that you amended your Form 10-K on September 28, 2005. Tell us what
        consideration, if any, has been given to your officers' conclusions concerning the

effectiveness of the disclosure controls and procedures. In this regard, we note that you amended Note 10 to your audited financial statements. Please tell us if management, as result of the required amendment to your Form 10-K, continues to believe that your disclosure controls and procedures were effective as of June 30, 2005. Describe the officers' views concerning the amendment to the financial statements and its impact on the conclusions as to effectiveness of the disclosure controls and procedures.

9.   We note your disclosure that you had no significant changes made in your internal controls over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. However, Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you had no change to your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. You should take this comment into consideration in preparing your future Item 308(c) disclosure.

Exhibits 31.1 and 31.2

10.   Please confirm that Messrs Jimenez and Delmar signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (202) 637-5901

Steven Kaufman, Esq.
Hogan & Hartson, L.L.P.
Telephone: (202) 637-5736